Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Vasogen Inc.
2505 Meadowvale Blvd
Mississauga, ON L5N 5S2

Item 2               Date of Material Change

April 17, 2007

Item 3            News Release

A press release with respect to the material change described herein was issued on
April 16, 2007 via Canada NewsWire and filed on SEDAR.

Item 4            Summary of Material Change

Vasogen announced the effective date for the reverse stock split.

Item 5            Full Description of Material Change

Vasogen announced the implementation of a one-for-ten reverse split (consolidation) of the Company's common stock that was approved by Vasogen’s shareholders at its annual shareholder meeting held on April 3, 2007.

Vasogen’s common stock began trading on a split-adjusted basis on the NASDAQ and TSX when the market opened for trading on April 17, 2007.

The reverse split will not affect any shareholders’ percentage ownership in the Company, except to the extent that the Company will not issue fractional shares of common stock following the reverse split.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7            Omitted Information

Not applicable

Item 8            Executive Officer

For further information contact Glenn Neumann, Director of Investor Relations, Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 17th day of April, 2007